February 25, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Lily Dang
United States Securities and Exchange Commission
Division of Corporate Finance

Re: Comments on TAG’s Form 20-F for the year ended March 31, 2007

I appreciated talking to you on February 12, 2008 as it was very helpful in determining how to reply to your letter of February 11, 2008 and how to specifically address each comment. I appreciate your assistance with regard to our compliance with the applicable disclosure requirements. In replying below I have addressed each point individually and where disclosure has been amended I have highlighted the amendments in red.

Controls and Procedures, page 48:

1. Please revise your disclosure for the following items:

a.	Reflect Exchange Act Rules 13a-15(b) and 15d-15(b), instead of 13a-14(c) and 15d-14(c), as the definition references for evaluating the effectiveness of your disclosure controls and procedure.

Response and amendment would be:

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(b) and 15d-15(b)) as of March 31, 2007, have concluded that, as of such date, our disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company would be made known to them by others within the Company.

b.

State your conclusion on the effectiveness of your disclosure controls and procedures as of the end of the period covered by your annual report, instead of within 90 days prior to the filing date, to comply with Form 20-F Item 15(a).

Response and amendment would be:

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(b) and 15d-15(b)) as of March 31, 2007, have concluded that, as of such date, our disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company would be made known to them by others within the Company.

c.

Disclose whether your disclosure controls and procedures were effective in ensuring that information required to be disclosed by you was recorded., processed, summarized and reported within the time periods specified in the Exchange Act Rules and forms. Refer to Act Rules 13a-15(e) and 15d-15(e).

Response and the amendment would be:

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed on reports that the Company files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Exchange Act Rules and forms.

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(b) and 15d-15(b)) as of March 31, 2007, have concluded that, as of such date, our disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company would be made known to them by others within the Company.

d.

State whether there was any change in your internal control over financial reporting that occurred during the period covered by your annual report, instead of subsequent to the date of evaluation, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, to comply with Form 20-F Item 15(d).

Response and the amendment would be:

Changes in Internal Controls Over Financial Reporting

There were no changes in the Company’s internal controls over financial reporting that occurred during the year ended March 31, 2007, that has materially affected, or is reasonably likely to materially affect the Company’s internal controls over financial reporting

TAG Comment:

The Company has determined that the required amendments above would not significantly impact the presentation or reliability of the Company’s annual report however we will ensure that these comments are addressed in future filings as noted above.

Note 11 – Differences between Canadian and United States Generally Accepted Accouting Principles, page 62:

2.

We note you disclose on page 6 that all of your oil and natural gas reserve information has been prepared and presented in accordance with National Instrument 51-101, which is the Canadian Standard of Disclosure for Oil and Gas Activities. Please add disclosure to Note 11 to discuss the extent to which your estimates of proved reserves, including proved developed and proved undeveloped, are consistent with the definitions set forth in Rule 4-10(a) of Regulation S-X. If you believe they are the same, explain the basis for your view. Otherwise, address the implications for your accounting under U.S. GAAP. It should be clear how any differences in these reserves would impact your capitalized oil and gas property costs, impairment tests, and DD&A expense calculations.

Response:

The Company has reviewed and compared the disclosure required for proved reserves, including proved developed and proved undeveloped as reported under NI 51-101 with the definitions set forth in Rule 4-10(a) of regulation S-X and we, in conjunction with our independent reserve evaluator, have confirmed that our disclosure under NI 51-101 is consistent with Rule 4-10(a) of regulation S-X and there is no difference in the reserves reported and thus no impact on capitalized oil and gas property costs, impairment tests, and DD&A expense calculations. According to Rule 4-10(a) of regulation S-X we are to limit our accounting to proved reserves, including guidance on the disclosure of proved developed and proved undeveloped reserves. The proved undeveloped reserves as reported under NI 51-101 were assigned to the field based on the existing producing wells and mapping. Proved undeveloped locations that are assigned reserves are located within one spacing unit of the existing producing wells and thus are direct offsetting wells. As a result we have determined there is no difference in our disclosure under NI 51-101 versus what is required under Rule 4-10(a) of Regulation S-X.

3.

We note your disclosure of the full cost method of accounting for oil and gas properties in Note 2(g) on page 56. Please expand your disclosure in Note 2(g), or add disclosure to Note 11, to address the remaining elements of the full cost method of accounting as set forth in Rule 4-10(c) or Regulation S-X, including but not limited to:

	a.	The treatment of estimated future expenditures to be incurred in developing proved reserves and estimated dismantlement and abandonment costs in your cost amortization.

Response and the amendment would be:

g)	Property and equipment

The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, development of oil and gas properties and equipment are capitalized and accumulated in cost centres by country. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals, seismic and costs of drilling productive and non-productive wells, together with overhead expenses related to acquisition, exploration and development activities. The costs in cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. Depletion is calculated using costs of acquisition, exploration, development, estimated future development as well as dismantlement and abandonment costs, net of estimated salvage values using the unit-of production method. An assessment is performed at every reporting date to determine whether the aggregate net costs in each pre-development stage cost centre are recoverable. Costs which are unlikely to be recovered are written-off. Oil and gas properties for which there has been commercial production, are subject to a ceiling test in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying values of the oil and gas properties. If the carrying value of the oil and gas properties is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds an estimated fair value. The fair value estimate is normally based on the sum of the discounted cash flows expected from production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using forecast product prices and costs are discounted using a risk-free interest rate.

Furniture, office and computer equipment is recorded at cost less accumulated amortization. Amortization is provided for over its estimated useful life on a declining-balance basis at rates between 20% and 30%.

TAG Comment:

In addition, we note that under Canadian GAAP, TAG currently follows the required treatment for full cost accounting as commented on and as defined under Regulation S-X and no financial difference would be recorded as a result of the above changes.

b.	The treatment of sales and abandonments of your oil and gas properties

Response and the amendment would be:

g)	Property and equipment

The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, development of oil and gas properties and equipment are capitalized and accumulated in cost centres by country. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals, seismic and costs of drilling productive and non-productive wells, together with overhead expenses related to acquisition, exploration and development activities. The costs in cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. Depletion is calculated using costs of acquisition, exploration, development, estimated future development as well as dismantlement and abandonment costs, net of estimated salvage values using the unit-of production method. An assessment is performed at every reporting date to determine whether the aggregate net costs in each pre-development stage cost centre are recoverable. Costs which are unlikely to be recovered are written-off. Oil and gas properties for which there has been commercial production, are subject to a ceiling test in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying values of the oil and gas properties. If the carrying value of the oil and gas properties is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds an estimated fair value. The fair value estimate is normally based on the sum of the discounted cash flows expected from production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using forecast product prices and costs are discounted using a risk-free interest rate.

Sales of oil and gas properties, whether or not being amortized currently, shall be accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center. Abandonments of oil and gas properties shall be accounted for as adjustments of capital cost with the costs of abandoned properties being charged to the cost center and amortized.

Furniture, office and computer equipment is recorded at cost less accumulated amortization. Amortization is provided for over its estimated useful life on a declining-balance basis at rates between 20% and 30%.

TAG Comment:

In addition, under Canadian GAAP, TAG currently follows the required treatment for sales and abandonment of oil and gas properties and as defined under Regulation S-X.

c. The extent of any difference in your full cost capitalized amounts based on using a risk-free interest rate for Canadian GAAP versus a 10% discount rate for U.S. GAAP purposes, and using forecast product prices and costs, rather than current prices.

Response and the amendment would be:

g)	Property and equipment

The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, development of oil and gas properties and equipment are capitalized and accumulated in cost centres by country. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals, seismic and costs of drilling productive and non-productive wells, together with overhead expenses related to acquisition, exploration and development activities. The costs in cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. Depletion is calculated using costs of acquisition, exploration, development, estimated future development as well as dismantlement and abandonment costs, net of estimated salvage values using the unit-of production method. An assessment is performed at every reporting date to determine whether the aggregate net costs in each pre-development stage cost centre are recoverable. Costs which are unlikely to be recovered are written-off. Oil and gas properties for which there has been commercial production, are subject to a ceiling test in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying values of the oil and gas properties. If the carrying value of the oil and gas properties is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds an estimated fair value. The fair value estimate is normally based on the sum of the discounted cash flows, expected from production of proved and probable reserves at a discount rate of 10% and the lower of cost and market of unproved properties. The cash flows are estimated using forecast product prices and costs with the forecast product pricing being a constant price utilizing the actual oil price posted at March 31, 2007 and discounted using a risk-free interest rate of 10%.

Sales of oil and gas properties, whether or not being amortized currently, shall be accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center. Abandonments of oil and gas properties shall be accounted for as adjustments of capital cost with the costs of abandoned properties being charged to the cost center and amortized.

Furniture, office and computer equipment is recorded at cost less accumulated amortization. Amortization is provided for over its estimated useful life on a declining-balance basis at rates between 20% and 30%.

TAG Comment:

In addition, under Canadian GAAP TAG currently follows the required treatment for full cost capitalization under Candian GAAP and also complies with US GAAP. Although Under Canadian GAAP TAG has the ability to use a risk free interest rate, the industry standard in Canada for full cost accounting is to use a rate of 10% and therefore that is what TAG uses which complies with Regulation S-X.

4.

We note you disclose in Note 2 (i) on page 56 that you record common shares issued for non-monetary consideration at their fair market values, based up on the lower of trading price on the date of agreement to issue shares or the date of share issuance. Please add disclosure to Note 11 to discuss and quantify the extent of any difference that results from the application of paragraphs 7 to 10 of SFAS 123(R) for U.S. GAAP purposes, which ordinarily requires that the cost of services received from employees in exchange for share-based compensation be measured based n the grant-date fair value of the equity instruments. Similarly, the cost of goods or services received in a share- based payment transaction with non-employees should be based on the fair value of the goods or services received, or of the equity instruments issued, whichever is more reliably measured. Refer to EITF issue No. 96-18 for additional information.

Response and the amendment would be:

i)	Share Capital

     Common shares issued for non-monetary consideration are recorded at their fair market value based upon the closing trading price of the Company’s shares on the TSX Venture Exchange.

TAG Comment:

The transaction to which note 2i) refers was a one time transaction relating to compensation paid to an arms-length party in an acquisition for an oil and gas property for which the purchase price consisted of cash and common shares. Our note will be amended per the above. Under Canadian GAAP and as required under U.S. GAAP, TAG’s treatment measured the fair value of the equity instrument issued.

5. Note (b)(ii) Stockholders’ equity – Foreign Currency Translation Adjustment, page 63 We note you disclose that, as a result of the $1,558,662 foreign currency cumulative translation adjustment as of March 31, 2007, your total stockholders’ equity under U.S. GAAP at March 31, 2007 is $36,706,065. However this amount does not mathematically correspond to the amount of $38,575,168 that results based on adjusting your Canadian GAAP stockholders’ equity of $40,133,830 which is presented in your balance sheet on page 52. Please revise your disclosure to eliminate this inconsistency.

Response and amendment would be:

As a result of this adjustment, total stockholders’ equity under U.S. GAAP as at March 31, 2007 and 2006 would be $41,692,492 and $25,857,038, respectively.

TAG Comment:

TAG confirms that there was a mathematical error in the calculation of the disclosed amount of the stockholders’ equity amount under U.S. GAAP.

I appreciate the effort to assist the Company to comply with the applicable disclosure requirements and to enhance our overall disclosures in our filing.

Concluding Comments:

1. As suggested during our phone call previously, I have addressed each of the Comments with changes highlighted and underlined directly above, rather than sending a detailed cover letter in an effort to expedite your review.

2. I believe our controls and procedures disclosure can be sufficiently addressed in future filings as highlighted above, if that is acceptable to the United States Securities and Exchange Commission.

3. Regulation S-X (specifically relating to comments on Rule 4-10) and SFAS 123(R) were complied with, however our disclosure relating to comments 2 through 4 can be amended as highlighted above.

4. There was a mathematical error in Note 11 b (ii) that can be addressed in future filings.

5. We do not believe that the extent of changes noted above rise to the level of significance that would require and amended From 20-F to be filed as we will address these amendments in future filings, if acceptable to the United States Securities and Exchange Commission.

Additionally, as requested by the Staff, the Company acknowledges that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in all filings;

     * Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filings; and

     * the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States."

Sincerely,

TAG Oil Ltd.

Garth Johnson,
Chief Executive Officer